UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention:  Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

99.1

Amendment No. 5, dated as of July 9, 2018, to the Stockholders Rights Agreement, made and entered into as of September 18, 2006, as amended by Amendment No. 1 thereto made and entered into as of August 6, 2010 , Amendment No. 2 thereto made and entered into as of September 16, 2016, Amendment No. 3 thereto dated as of December 9, 2016, and Amendment No. 4 thereto dated as of December 15, 2017, by and between Danaos Corporation, a Marshall Islands corporation, and American Stock Transfer & Trust Company, LLC, as Rights Agent

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (Reg. No. 333-174500) filed with the SEC on May 25, 2011, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2018

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer